UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emeritus Corporation
(Name of Issuer)

Common Stock - $.0001 par value
(Title of Class of Securities)

291005106
(CUSIP Number)

Michael E. Stansbury, Perkins Coie, 1201 Third Avenue, Ste. 4800, Seattle, WA 98101, (206) 539-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

  ☑ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 291005106
1	NAMES OF REPORTING PERSONS	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
Raymond R. Brandstrom
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A
(a)
(b)
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
586,242[1]
	6	SHARED VOTING POWER
--
	7	SOLE DISPOSITIVE POWER
586,242[1]
	8	SHARED DISPOSITIVE POWER
--
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
586,242[1]
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5%[2]
12		TYPE OF REPORTING PERSON (See Instructions)
Individual

1.  Includes 357,575 common shares and options that are currently exerciseable to purchase 228,667 shares of common stock.

2.  Based on 16,486,944 common shares outstanding as of December 31, 2005.

Item 1. (a) Name of Issuer:

Emeritus Corporation

(b) Address of Issuer's Principal Executive Offices:

3131 Elliott Avenue, Ste. 500
Seattle, WA 98121

Item 2. (a) Name of Person Filing:

Raymond R. Brandstrom

(b)	Address of Principal Business Office or, if None, Residence:

3131 Elliott Avenue, Ste. 500,
Seattle, WA 98121

(c) Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock, $.0001 par value

(e) CUSIP Number:

291005106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

586,242

(b) Percent of class:

3.5%

(c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote: 586,2421

   (ii) Shared power to vote or to direct the vote: 0

   (iii) Sole power to dispose or direct the disposition of: 586,2421

(iv)	Shared power to dispose or direct the disposition of: 0

-------------- _________________________

1Includes 357,575 common shares and options that are currently exerciseable to purchase 228,667 shares of common stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2006 (Date)	By: /s/ Raymond R. Brandstrom (Signature)
Raymond R. Brandstrom (Name)
N/A (Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).